Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the captions “Summary Financial Data”, “Selected Financial Data” and “Experts” in the registration statement (Form S-1) and related prospectus of HCA Inc. for the registration of shares of its common stock and to the use of our report dated March 1, 2010 (except for Note   , as to which the date is          , 2010), with respect to the consolidated financial statements of HCA Inc., and our report dated March 1, 2010, with respect to the effectiveness of internal control over financial reporting of HCA Inc.

Nashville, Tennessee
May   , 2010

The foregoing consent is in the form that will be signed upon the completion of the stock split described in paragraph 4 of Note 17 to the consolidated financial statements and the disclosure of earnings per share as required by ASC 260.

/s/ Ernst & Young LLP

Nashville, Tennessee
May 7, 2010